                                                                      EXHIBIT 20

NEWS RELEASE


Contact(s):   Media Inquiries:                          Visteon Corporation
              Greg Gardner                              Public Affairs
              313-755-0927                              5500 Auto Club Drive
              ggardne9@visteon.com                      Dearborn, MI  48126
                                                        Facsimile: 313-755-7983


              Investor Inquiries:
              Derek Fiebig
              313-755-3699
              dfiebig@visteon.com

                                                                  [VISTEON LOGO]



VISTEON CORPORATION REPORTS FIRST QUARTER RESULTS IN LINE WITH CONSENSUS EXPECTATIONS

DEARBORN, Mich., April 19, 2002 -- Visteon Corporation (NYSE: VC) today announced net income, before special items, of $1 million for the First Quarter or $0.01 per share. Visteon earned $31 million or $0.24 per share in the First Quarter of 2001. These results were slightly above consensus expectations.

During the First Quarter, Visteon implemented a number of restructuring actions that were announced previously, and incurred net pre-tax charges of $116 million ($74 million after tax). In addition, the company recorded a non-cash write-off for the value of goodwill reflected in its financial statements of $265 million after tax associated with adoption of Statement of Financial Accounting Standards No. 142. As required by this new accounting standard, this charge is reflected as a change in accounting principle.

Including the restructuring charge, the company reported a First Quarter net loss of $73 million or $0.57 per share. This amount, when combined with the impact of the goodwill accounting charge, caused our reported First Quarter net loss to increase to $338 million or $2.63 per share.

"Our results reflect an intense concentration on getting costs down in the face of lower volumes and a highly competitive market," said Peter J. Pestillo, Visteon Chairman and Chief Executive Officer. "We expect continued progress on new business wins, restructuring, spending, and supply chain management throughout the year."

                                                                              1.

NEWS RELEASE

First Quarter 2002 sales totaled $4.5 billion, compared with $4.7 billion in the First Quarter 2001. The decline compared with a year ago reflects primarily lower production volumes, price reductions provided to our customers. Non-Ford sales during the First Quarter 2002 increased 2% to $823 million and represents 18% of total sales.

The strong customer reception to Visteon products continued. Visteon won more than $350 million in net new business during the quarter, including substantial wins with General Motors, DaimlerChrysler, Honda, Volkswagen, PSA Peugeot Citroen and Ford.

The company continued progress on restructuring, completing a number of actions including the sale of its restraint electronics business to Autoliv, which will lead to the exit of the Markham facility, major cuts in engineering positions, and the closure of Visteon Technologies and LeatherWorks, leading to the elimination of more than 1,600 positions.

Visteon ended the quarter with nearly $1.1 billion in cash and marketable securities. Standard & Poor's recently affirmed its investment grade rating on Visteon's long-term debt.

For the Second Quarter Visteon anticipates net income, excluding special items, of $20 to $40 million on sales of $4.7 to $4.8 billion. Full year net income, excluding special items, is projected to be $0 to $50 million on sales of $17.5 to $17.8 billion.

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has about 79,000 employees and a global delivery system of more than 180 technical, manufacturing, sales, and service facilities located in 25 countries.

This press release contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "anticipate" and "projected" signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2002. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on Visteon's business, financial condition and results of operations.

                                       ###

      Visteon news releases, photographs and product specification details are available at www.visteon.com


                                                                              2.

                      VISTEON CORPORATION AND SUBSIDIARIES

                                SUPPLEMENTAL DATA
        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, PERCENTAGES AND AS NOTED)

                                                                                           FIRST QUARTER
                                                                                        ----------------------
                                                                                                       2002
                                                                                                   OVER/(UNDER)
                                                                                       2002            2001*
                                                                                      -----        -----------
SALES
   Ford and affiliates                                                               $  3,646       $  (267)
   Other customers                                                                        823            13
                                                                                     --------       -------
      Total sales                                                                    $  4,469       $  (254)
                                                                                     ========       =======

DEPRECIATION AND AMORTIZATION
   Depreciation                                                                      $    140       $    --
   Amortization                                                                            21            (9)
                                                                                     --------       -------
      Total depreciation and amortization                                            $    161       $    (9)
                                                                                     ========       =======

SELLING, ADMINISTRATIVE AND OTHER EXPENSES
   Amount                                                                            $    202       $    (5)
   Percent of revenue                                                                     4.5%          0.1  pts

INCOME (LOSS) BEFORE INCOME TAXES
   As reported                                                                       $   (107)      $  (162)
   Excluding special items**                                                                9           (46)

NET INCOME (LOSS)
   As reported                                                                       $   (338)      $  (369)
   Before cumulative effect of change in accounting principle                             (73)         (104)
   Excluding special items**                                                                1           (30)

EARNINGS (LOSS) PER SHARE (BASIC AND DILUTED)
   As reported                                                                       $  (2.63)      $ (2.87)
   Before cumulative effect of change in accounting principle                           (0.57)        (0.81)
   Excluding special items**                                                             0.01         (0.23)

CASH DIVIDENDS PER SHARE                                                             $   0.06       $    --

EFFECTIVE TAX RATE                                                                         36%           (1) pts

EBITDA, AS ADJUSTED**
   Amount                                                                            $    188       $   (50)
   Percent of revenue                                                                     4.2%         (0.8) pts

AFTER TAX RETURNS**
   On sales                                                                               0.2%         (0.6) pts
   On assets                                                                              0.3          (1.0)
   On equity                                                                              0.1          (3.4)

CAPITAL EXPENDITURES
   Amount                                                                            $    140       $   (32)
   Percent of revenue                                                                     3.1%         (0.5) pts

OPERATING CASH FLOW***                                                               $    (45)      $   314

CASH AND BORROWING (AT END OF PERIOD)
   Cash and marketable securities                                                    $  1,072       $   (18)
   Borrowing                                                                            1,916           (89)

---------
* First quarter of 2001 comparable amounts have not been adjusted to exclude $6 million ($4 million after-tax) related to amortization of goodwill. In addition, first quarter of 2001 selling, administrative and other expenses amount reflects an increase of $18 million due to a reclassification of amounts previously reported.

** First quarter of 2002 amounts exclude costs related to restructuring and other items of $116 million ($74 million after-tax) and the write-down in the value of goodwill associated with the adoption of SFAS 142 of $265 million after-tax.

*** Includes capital expenditures and excludes $37 million related to restructuring actions.

                      VISTEON CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                  FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                                               FIRST QUARTER
                                                                                           --------------------
                                                                                            2002           2001
                                                                                            ----           ----
                                                                                                (UNAUDITED)
SALES
   Ford and affiliates                                                                     $ 3,646       $ 3,913
   Other customers                                                                             823           810
                                                                                           -------       -------
      Total sales                                                                            4,469         4,723

COSTS AND EXPENSES (NOTES 2 AND 3)
   Costs of sales                                                                            4,356         4,448
   Selling, administrative and other expenses                                                  202           207
                                                                                           -------       -------
      Total costs and expenses                                                               4,558         4,655

OPERATING INCOME (LOSS)                                                                        (89)           68

Interest income                                                                                  6            19
Interest expense                                                                                29            36
                                                                                           -------       -------
      Net interest expense                                                                     (23)          (17)
Equity in net income of affiliated companies                                                     5             4
                                                                                           -------       -------

INCOME (LOSS) BEFORE INCOME TAXES                                                             (107)           55
Provision (benefit) for income taxes                                                           (40)           19
                                                                                           -------       -------

INCOME (LOSS) BEFORE MINORITY INTERESTS                                                        (67)           36
Minority interests in net income of subsidiaries                                                 6             5
                                                                                           -------       -------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                                                                     (73)           31

Cumulative effect of change in accounting principle, net of tax (Note 10)                     (265)           --
                                                                                           -------       -------

NET INCOME (LOSS)                                                                          $  (338)      $    31
                                                                                           =======       =======

Average number of shares of Common Stock outstanding                                           131           131

EARNINGS (LOSS) PER SHARE (NOTE 4)
   Basic and diluted before cumulative effect of change in accounting principle            $ (0.57)      $  0.24
   Cumulative effect of change in accounting principle                                       (2.06)           --
                                                                                           -------       -------
      Basic and diluted                                                                    $ (2.63)      $  0.24
                                                                                           =======       =======

CASH DIVIDENDS PER SHARE                                                                   $  0.06       $  0.06


          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (IN MILLIONS)

                                                                                        MARCH 31,     DECEMBER 31,
                                                                                          2002           2001
                                                                                      -----------     ------------
                                                                                       (UNAUDITED)
ASSETS
Cash and cash equivalents                                                               $    815       $  1,024
Marketable securities                                                                        257            157
                                                                                        --------       --------
   Total cash and marketable securities                                                    1,072          1,181
Accounts receivable -- Ford and affiliates                                                 1,710          1,560
Accounts receivable -- other customers                                                       907            834
                                                                                        --------       --------
   Total receivables                                                                       2,617          2,394
Inventories (Note 7)                                                                         872            858
Deferred income taxes                                                                        167            167
Prepaid expenses and other current assets                                                    148            153
                                                                                        --------       --------
   Total current assets                                                                    4,876          4,753
Equity in net assets of affiliated companies                                                 158            158
Net property                                                                               5,233          5,329
Deferred income taxes                                                                        487            322
Goodwill (Note 10)                                                                            --            363
Other assets                                                                                 155            153
                                                                                        --------       --------

   TOTAL ASSETS                                                                         $ 10,909       $ 11,078
                                                                                        ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Trade payables                                                                          $  1,877       $  1,831
Accrued liabilities                                                                        1,019            945
Income taxes payable                                                                          28             30
Debt payable within one year                                                                 631            629
                                                                                        --------       --------
   Total current liabilities                                                               3,555          3,435
Long-term debt                                                                             1,285          1,293
Postretirement benefits other than pensions                                                2,138          2,079
Other liabilities                                                                            992            967
Deferred income taxes                                                                         12             13
                                                                                        --------       --------
   Total liabilities                                                                       7,982          7,787

STOCKHOLDERS' EQUITY
Capital stock
   Preferred Stock, par value $1.00, 50 million shares authorized,
     none outstanding                                                                         --             --
   Common Stock, par value $1.00, 500 million shares authorized,
     131 million shares issued, 131 million
     and 130 million shares outstanding, respectively                                        131            131
 Capital in excess of par value of stock                                                   3,316          3,311
 Accumulated other comprehensive income                                                     (240)          (231)
 Other                                                                                       (39)           (25)
 Earnings retained for use in business (accumulated deficit)                                (241)           105
                                                                                        --------       --------
   Total stockholders' equity                                                              2,927          3,291
                                                                                        --------       --------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $ 10,909       $ 11,078
                                                                                        ========       ========



          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001
                                  (IN MILLIONS)


                                                                                               FIRST QUARTER
                                                                                           --------------------
                                                                                            2002           2001
                                                                                            ----           ----
                                                                                                (UNAUDITED)

CASH AND CASH EQUIVALENTS AT JANUARY 1                                                     $ 1,024       $ 1,412
Cash flows provided by (used in) operating activities                                           58          (187)

Cash flows from investing activities
   Capital expenditures                                                                       (140)         (172)
   Purchases of securities                                                                    (199)          (85)
   Sales and maturities of securities                                                          100            --
   Other                                                                                        --             3
                                                                                           -------       -------
      Net cash used in investing activities                                                   (239)         (254)

Cash flows from financing activities
   Commercial paper issuances, net                                                              --           (15)
   Short-term debt, net                                                                         (1)            1
   Proceeds from issuance of other debt                                                         44            28
   Principal payments on other debt                                                            (48)          (31)
   Purchase of treasury stock                                                                  (11)           --
   Cash dividends                                                                               (8)           (8)
                                                                                           -------       -------
      Net cash used in financing activities                                                    (24)          (25)

Effect of exchange rate changes on cash                                                         (4)           (6)
                                                                                           -------       -------
Net decrease in cash and cash equivalents                                                     (209)         (472)
                                                                                           -------       -------

CASH AND CASH EQUIVALENTS AT MARCH 31                                                      $   815       $   940
                                                                                           =======       =======

          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


         1. FINANCIAL STATEMENTS -- The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the consolidated financial statements and accompanying notes included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on March 29, 2002. Certain amounts for prior periods were reclassified to conform with present period presentation.

         Visteon Corporation ("Visteon") is a leading, global supplier of automotive systems, modules and components. Visteon sells products primarily to global vehicle manufacturers, and also sells to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. Visteon became an independent company when Ford Motor Company ("Ford") established Visteon as a wholly-owned subsidiary in January 2000 and subsequently transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000 (the "spin-off"). Prior to incorporation, Visteon operated as Ford's automotive components and systems business.

         2. SELECTED COSTS AND EXPENSES are summarized as follows:


                                                                                                 FIRST QUARTER
                                                                                              -------------------
                                                                                                2002        2001
                                                                                                  (IN MILLIONS)
        Depreciation                                                                           $ 140        $ 140
        Amortization                                                                              21           30
                                                                                               -----        -----
           Total                                                                               $ 161        $ 170
                                                                                               =====        =====


         3. SPECIAL CHARGES -- In the first quarter of 2002, Visteon recorded in costs of sales pre-tax charges of $116 million ($74 million after-tax), as summarized below:

                                                                                                 FIRST QUARTER
                                                                                                     2002
                                                                                             ----------------------
                                                                                             PRE-TAX      AFTER-TAX
                                                                                             -------      ---------
                                                                                                  (IN MILLIONS)
        Restructuring and other charges:
           First quarter 2002 actions*                                                        $  95        $  61
           Adjustments to prior year's expenses                                                  (5)          (3)
                                                                                              -----         ----
              Total restructuring and other charges                                              90           58
        Loss related to sale of restraint electronics business                                   26           16
                                                                                              -----         ----
              Total special charges                                                           $ 116        $  74
                                                                                              =====        =====

        * Includes $5 million related to the write-down of inventory.


         In the first quarter of 2002, Visteon recorded pre-tax charges of $95 million related to the separation of 820 employees at Markham as the company moves nearly all of the non-restraint electronics business to facilities in Mexico, the elimination of about 215 engineering positions in the United States to reduce research and development costs, the closure of our Visteon Technologies facility in California and the related discontinuation of support for our aftermarket navigation systems product line, the closure of our Leatherworks facility in Michigan and the elimination of about 240 manufacturing positions in Mexico. The engineering-related and Mexican manufacturing-related separations, and the closure of Visteon Technologies, were completed in the first quarter of 2002. The separations of the Markham employees are expected to be completed by the end of 2002.

                      VISTEON CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)


         3. SPECIAL CHARGES -- (CONTINUED) -- Also in the first quarter of 2002, $5 million of accrued restructuring liabilities relating to prior year restructuring plans were reversed reflecting a change in estimated costs to complete these activities.

         Effective April 1, 2002, Visteon completed the sale of its restraint electronics business to Autoliv, Inc. for $25 million. The sale includes Visteon's North American and European order book of approximately $150 million in annual sales to Ford Motor Company and its affiliates, including associated manufacturing operations in Markham, Ontario, as well as related assets and liabilities. As part of the sale, approximately 250 employees from Markham and 110 engineers from Dearborn, Michigan will transfer to Autoliv.

         The following table summarizes the activity related to the remaining restructuring reserves from the 2001 actions, as well as restructuring reserve activity related to the 2002 actions. This table does not include the loss related to the sale of the electronics restraint business.


                                                        AUTOMOTIVE OPERATIONS          GLASS OPERATIONS
                                                      --------------------------       -----------------
                                                      EMPLOYEE-RELATED     OTHER       EMPLOYEE-RELATED     TOTAL
                                                      ----------------     -----       -----------------   -------
                                                                               (IN MILLIONS)
        December 31, 2001 reserve balance                  $ 16            $  --              $ 7        $    23

        Pre-tax charges recorded in costs of sales:
           First quarter 2002 actions                        81               14               --             95
           Adjustments to prior year's expenses              (3)              --               (2)            (5)
                                                           ----            -----              ---           ----
              Total net expense                              78               14               (2)            90

        Utilization                                         (49)             (12)              (1)           (62)
                                                           ----            -----              ---           ----

        March 31, 2002 reserve balance                     $ 45            $   2              $ 4        $    51
                                                           ====            =====              ===        =======

         Reserve balances of $23 million and $51 million at December 31, 2001 and March 31, 2002, respectively, are included in current accrued liabilities on the accompanying balance sheets. The March 31, 2002 reserve balance of $51 million includes $15 million related to 2001 restructuring activities. The company currently anticipates that the restructuring activities to which all of the above charges relate will be substantially completed in 2002.


         4. INCOME (LOSS) PER SHARE OF COMMON STOCK -- Basic income per share of common stock is calculated by dividing the income attributable to common stock by the average number of shares of common stock outstanding during the applicable period, adjusted for restricted stock. The average number of shares of restricted stock outstanding was about 2,250,000 and 910,000 for the first quarter of 2002 and first quarter of 2001, respectively. The calculation of diluted income per share takes into account the effect of dilutive potential common stock, such as stock options and restricted stock. For the first quarter of 2002 potential common stock of about 317,000 shares are excluded as the effect would have been antidilutive.

                      VISTEON CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)


         5. TRANSACTIONS WITH FORD AND ITS AFFILIATES -- Visteon has been working with Ford to resolve a number of outstanding commercial issues. Visteon's supply agreement and related pricing letter with Ford Motor Company require Visteon to provide Ford with productivity price adjustments for 2001, 2002 and 2003. In March 2002, Visteon and Ford reached an agreement resolving North American pricing for 2001 that is consistent with Visteon's previously established reserves. The agreement also included a consensus on the productivity price adjustment for 2002 calendar year as well as agreement that the companies will negotiate all future year price adjustments in a manner consistent with that followed by other Tier One suppliers. There remains a difference of opinion between Visteon and Ford under the supply agreement and related pricing letter with respect to the pricing and sourcing of products supplied to Ford of Europe. The amount in dispute in this regard for 2001 is approximately $50 million before taxes, representing a unilateral reduction in prices assessed by Ford of Europe. Visteon and Ford are continuing settlement discussions regarding this matter, have recently participated in a mediation process and are intending to proceed with arbitration of this issue if the parties cannot reach agreement, as specified in the supply agreement. Although the outcome of this matter is not fully predictable, we believe our established reserves are adequate. The final amounts, however, could differ materially from the recorded estimates.

         6. LAND LEASE -- In January 2002, Visteon completed an arrangement with a special-purpose entity, owned by an affiliate of a bank, to lease land in Southeast Michigan suitable for a potential headquarters facility. The lease has an initial lease term through June 30, 2002, at which time Visteon has the option to renew the lease on terms mutually acceptable to Visteon and the lessor, purchase the land or arrange for the sale of the property. Visteon has a contingent liability for up to about $23 million in the event the property is sold for less than full cost.


         7. INVENTORIES are summarized as follows:


                                                                                     MARCH 31,      DECEMBER 31,
                                                                                       2002             2001
                                                                                    ---------       ------------
                                                                                            (IN MILLIONS)

        Raw materials, work-in-process and supplies                                    $ 726        $   728
        Finished products                                                                146            130
                                                                                       -----        -------
           Total inventories                                                           $ 872        $   858
                                                                                       =====        =======

        U.S. inventories                                                               $ 543        $   525

         8. DEBT -- On April 2, 2002, Visteon and Visteon Capital Trust I (the "trust") filed a shelf registration statement with the Securities and Exchange Commission to register $800 million in securities. Under this shelf process, in one or more offerings, Visteon may sell notes, preferred stock, common stock, depositary shares, warrants, stock purchase contracts and stock purchase units; and the trust may sell trust preferred securities representing undivided beneficial interests in the trust. This shelf registration statement replaces the prior shelf registration statement filed on June 23, 2000. The registration statement became effective on April 12, 2002. Each time Visteon sells securities under this shelf registration statement, a prospectus supplement will be provided that will contain specific information about the terms of that offering. Except as may otherwise be determined at the time of sale, the net proceeds would be used for general corporate purposes.

         9. COMPREHENSIVE INCOME (LOSS) -- Other comprehensive income mainly includes foreign currency translation adjustments. Total comprehensive income is summarized as follows:


                                                                                                  FIRST QUARTER
                                                                                              -------------------
                                                                                                2002        2001
                                                                                              ------       ------
                                                                                                  (IN MILLIONS)

        Net income (loss)                                                                       $(338)     $  31
        Other comprehensive income (loss)                                                          (9)       (20)
                                                                                                -----      -----
           Total comprehensive income (loss)                                                    $(347)     $  11
                                                                                                =====      =====

                      VISTEON CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)

         10. ACCOUNTING CHANGE -- In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 142 no longer permits amortization of goodwill and establishes a new method of testing goodwill for impairment by using a fair-value based approach. Under this statement goodwill is to be evaluated for possible impairment as of January 1, 2002, and periodically thereafter.

         Visteon adopted SFAS 142 on January 1, 2002. As required by this standard, an initial test for goodwill impairment was performed which compared the fair value of our Automotive Operations segment to the segment's net book value. Visteon's stock market capitalization, as well as market multiples and other factors, were used as the basis for determining the fair value of the Automotive Operations segment. Because the fair value of the Automotive Operations segment was less than its net book value, Visteon recorded an impairment loss on goodwill of $363 million ($265 million after-tax) as a cumulative effect of change in accounting principle in the first quarter of 2002. The pre-tax impairment loss consists of $357 million of net goodwill as of December 31, 2001 and $6 million reclassified to goodwill related to certain acquired intangible assets, as required by SFAS 142.

         The following presents net income and earnings per share adjusted to reflect the adoption of the non-amortization provisions of SFAS 142 as of the beginning of the period presented:

                                                                                                   FIRST QUARTER
                                                                                                        2001
                                                                                                   --------------
                                                                                                    (IN MILLIONS,
                                                                                                     EXCEPT PER
                                                                                                   SHARE AMOUNTS)
        NET INCOME
        Reported net income                                                                            $  31
        Goodwill amortization, net of tax                                                                  4
                                                                                                       -----
           Adjusted net income                                                                         $  35
                                                                                                       =====
        EARNINGS PER SHARE - BASIC AND DILUTED
        Reported earnings per share                                                                    $0.24
        Goodwill amortization, net of tax                                                               0.03
                                                                                                       -----
           Adjusted earnings per share                                                                 $0.27
                                                                                                       =====

         11. SEGMENT INFORMATION -- Visteon's reportable operating segments are Automotive Operations and Glass Operations. Financial information for the reportable operating segments is summarized as follows:


                                                                   AUTOMOTIVE             GLASS           TOTAL
                                                                   OPERATIONS          OPERATIONS        VISTEON
                                                                   ----------          ----------        -------
                                                                                      (IN MILLIONS)
        FIRST QUARTER
        2002
        Sales                                                       $  4,321              $ 148          $ 4,469
        Income (loss) before taxes                                      (116)                 9             (107)
        Net income (loss)                                               (344)                 6             (338)
        Average assets                                                10,701                293           10,994
        Goodwill, end of period                                            -                  -                -


        2001
        Sales                                                       $  4,558              $ 165          $  4,723
        Income (loss) before taxes                                        60                 (5)               55
        Net income (loss)                                                 33                 (2)               31
        Average assets                                                11,081                294            11,375
        Goodwill, end of period                                          373                  -               373